October 4, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the NightShares 500
1x/1.5x ETF of Unified Series Trust under the Exchange Act of 1934.

Sincerely,

